February 14, 2002

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Ladies and Gentlemen:

I am filing the attached Schedule 13G (the "Schedule") relating to ValueVision International, Inc. on behalf of Snyder Capital Management, L.P. ("SCMLP") and Snyder Capital Management, Inc. ("SCMI"). Each of SCMLP and SCMI have authorized me to state that they inadvertently failed to file the Schedule by February 14, 2000, and are filing the Schedule to correct that oversight. They regret the error and apologize for any inconvenience.

Sincerely,

/s/ James J. Frolik

James J. Frolik

Attachment

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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Valuevision International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92047K107

(CUSIP Number)

December 31, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 714,450
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 850,900

9. Aggregate Amount Beneficially Owned by Each Reporting Person 850,900

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 2.28

12. Type of Reporting Person (See Instructions)

PN

IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Snyder Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power 714,450
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 850,900

9. Aggregate Amount Beneficially Owned by Each Reporting Person 850,900

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 2.28

12. Type of Reporting Person (See Instructions)

CO

Item 1.

(a) Name of Issuer

Valuevision International, Inc.

(b) Address of Issuer's Principal Executive Offices

6740 Shady Oak Road, Minneapolis, MN 55344-3433

Item 2.

(a) The names of the persons filing this statement are:

Snyder Capital Management, L.P. ("SCMLP") and
Snyder Capital Management, Inc. ("SCMI") (collectively, the "Filers").

SCMI is a wholly owned subsidiary of Nvest Holdings, Inc., which is a wholly owned subsidiary of Nvest Companies, L.P. ("Nvest Companies"). Nvest Companies is the sole limited partner of SCMLP. The general partner of Nvest Companies is CDCAM North America, LLC. CDCAM North America Corporation ("CDCAM NA") is the sole limited partner of Nvest Companies. CDCAM NA is a wholly owned subsidiary of CDC Asset Management S.A., which is owned by CNP Assurances, Caisse Nationale des Caisses E'Epargne and CDC Finance, each of which is owned by Caisse Nationale des Consignations ("CDC"), which is supervised by the government of France.

SCMI and Nvest Companies operate under an understanding that all investment and voting decisions regarding managed accounts are to be made by SCMI and SCMLP and not by Nvest Companies or any entity controlling Nvest Companies. Accordingly, SCMI and SCMLP do not consider Nvest Companies or any entity controlling Nvest Companies to have any direct or indirect control over the securities held in managed accounts.

(b) The principal business office of the Filers is located at:

350 California Street, Suite 1460, San Francisco, CA 94104

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 92047K107

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [X] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

SCLMP is a registered investment adviser. SCMI is the general partner of SCLMP.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February ___, 2002

SNYDER CAPITAL MANAGEMENT, L.P. By: Snyder Capital Management, Inc. General Partner By: Steven J. Block Vice President
SNYDER CAPITAL MANAGEMENT, INC. By: Steven J. Block Vice President

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Valuevision International, Inc. For that purpose, the undersigned hereby constitute and appoint Snyder Capital Management, L.P., a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 13, 2002

Snyder Capital Management, L.P. By: Steven J. Block, Vice President	Snyder Capital Management, Inc. By: Steven J. Block, Vice President